ACTION BY UNANIMOUS WRITTEN CONSENT OF THE DIRECTORS

CureLab Veterinary, Inc.

Delaware Corporation

The undersigned, being the sole director of CureLab Veterinary, Inc., a Delaware corporation, (the "Corporation") by his signature below or on a counterpart hereof, hereby adopts the following resolutions on behalf of this corporation, pursuant to the applicable law, for the purpose of perfecting the organization of this corporation:

1.   **Authorization of Amended and Restated Certificate of Incorporation — Article 4**

RESOLVED: that the board of directors hereby declares it advisable and in the best interests of the Corporation that Article FOURTH of the Certificate of Incorporation of the Corporation be amended to read as follows:

FOURTH:

(a) The total number of shares of stock which the Corporation is authorized to issue is 5,114,139 shares of stock having a $0.0001 par value of which (i) 5,000,000 are designated as Class A Common Stock, par value $0.0001 per share, (the "Class A Common Stock"), (ii) 502 shares are designated as Class B Common Stock, par value $0.0001 per share, (the "Class B Common Stock"), and (iii) 113,637 shares are designated as Class C Preferred Stock, par value $0.0001 per share, (the "Class C Preferred Stock"). Holders of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held on all matters on which holders of Common Stock are entitled to vote. Holders of Class B Common Stock shall be entitled to 10,000 (ten thousand) votes for each share of Class B Common Stock held on all matters on which holders of Common Stock are entitled to vote. Holders of Class C Preferred Stock shall be entitled to one (1) vote for each share of Class C Preferred Stock held on all matters on which holders of Common Stock are entitled to vote.

(b) In the event of a Liquidation Event (as defined below), either voluntary or involuntary, the holders of Class C Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of this Corporation to the holders of Class A Common Stock and Class B Common Stock (the "Common Stock") by reason of their ownership thereof, on a pari passu basis, an amount per share equal to the sum of $22.00 for each outstanding share of Class C Preferred Stock and an amount equal to all declared but unpaid dividends on such share.

(c) If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Class C Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid amount, then the entire assets and funds of this Corporation legally available for distribution to stockholders shall be distributed pro rata among the holders of the Class C Preferred Stock in proportion to the full amount each such holder is otherwise entitled to receive under this Article IV(b).

(d) Upon completion of the distributions required by Article IV (b) and (c) all of the remaining assets of this Corporation available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

(e) Notwithstanding the above, for purposes of determining the amount each holder of shares of Class C Preferred Stock is entitled to receive with respect to a Liquidation Event, each such holder of shares of Class C Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of Preferred Stock one-to-one into shares of Class A Common Stock immediately prior to such Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such Class C Preferred Stock into shares of Class A Common Stock. If any such holder shall be deemed to have converted shares of Class C Preferred Stock into Class A Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Class C Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Class A Common Stock.

(f) A "Liquidation Event" shall mean:

(i) any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary;

(ii) the acquisition of this Corporation by another entity by means of any reorganization, merger or consolidation (but excluding any reorganization, merger or consolidation effected exclusively for the purpose of changing the domicile of this Corporation), or any transaction or series of related transactions in which this Corporation's stockholders of record as constituted immediately prior to such transaction or series of related transactions will, immediately after such transaction or series of related transactions (by virtue of securities issued in such transaction or series of related transactions) fail to hold at least 50% of the voting power of the resulting or surviving corporation (but excluding any sale of stock to investors for the principal purpose of raising capital);

(iii) a sale, lease, transfer, or other disposition (whether by merger or otherwise), in a single transaction or any series of related transactions, by this Corporation of all or substantially all of the assets of this Corporation to any person or entity other than a wholly owned subsidiary of this Corporation; or

(iv) the grant of an exclusive license to all or substantially all of this Corporation's intellectual property in a single transaction or series of related transactions to any person or entity other than a wholly owned subsidiary of this Corporation.

(g) The dividend rights and distributions per share shall be the same for Class A Common Stock, Class B Common Stock, and Class C Preferred Stock.

2.   Omnibus Resolution

RESOLVED, that any officer of the Corporation be, and each of them hereby is, authorized and directed to execute and deliver on behalf and in the name of the Corporation all such other supporting or related documents and instruments and to make any such filings with the appropriate governmental agencies and exchanges, and incur any cost or expense in connection therewith as may be determined by any such officer to be reasonably necessary to accomplish the purposes of these Resolutions and to do all other things and acts which any such officer may determine to be necessary and appropriate to carry out the purposes of these Resolutions (as conclusively evidenced by the taking of such action or the execution and delivery of such instruments, documents or amendments, as the case may be) and all actions heretofore taken by any director or officer of the Corporation in connection with the subject of the foregoing recitals and Resolutions are, and it hereby is, approved, ratified and confirmed in all respects as the act and deed of the Corporation.

Ilya R. Lapshin

Ilya Lapshin

Director

Dated November 16, 2022

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of CureLab Veterinary Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

The total number of shares of stock which the Corporation is authorized to issue is 5,000,502 shares of common stock having a $0.0001 par value of which (i) 5,000,000 are designated as Class A Common Stock, par value $0.0001 per share, (the "Class A Common Stock") and (ii) 502 shares are designated as Class B Common Stock, par value $0.0001 per share, (the "Class B Common Stock"). Holders of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held on all matters on which holders of Common Stock are entitled to vote. Holders of Class B Common Stock shall be entitled to 10,000 (ten thousand) votes for each share of Class B Common Stock held on all matters on which holders of Common Stock are entitled to vote.

SECOND: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 18th day of October, A.D. 2021.

By: Ilya R. Lapshin

Title: Director, President, Treasurer, and Secretary

Name: Ilya R. Lapshin

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:30 AM 10/19/2021
FILED 10:30 AM 10/19/2021
SR 20213547747 - File Number 3917744

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "CURELAB VETERINARY INC.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF OCTOBER, A.D. 2020, AT 4:22 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

3917744 8100
SR# 20207904842

Authentication: 203910248
Date: 10-21-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF INCORPORATION
OF

CureLab Veterinary Inc.

FIRST: The name of the corporation is: CureLab Veterinary Inc.

SECOND: The address of the registered office of the corporation in the State of Delaware is located at:
108 West 13th Street, Wilmington, Delaware 19801
Located in the County of New Castle
The name of the registered agent at that address is:
Business Filings Incorporated

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

FOURTH: The total number of shares of stock which the corporation is authorized to issue is 1000000 shares of common stock having a ($0.0001) par value.

FIFTH: No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing clause shall not apply to any liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. This Article shall not eliminate or limit the liability of a director for any act or omission occurring prior to the time this Article became effective.

SIXTH: The name and address of the incorporator is Business Filings Incorporated, 8020 Excelsior Dr., Suite 200, Madison, WI 53717.

SEVENTH: The name and address of the director of the corporation is:

Ilya Lapshin, 1070 Beacon Street 1D, Brookline, Massachusetts 02446-3914

I, the undersigned, being the incorporator, for the purpose of forming a corporation under the laws of the State of Delaware do make, file, and record this Certificate of Incorporation and do certify that the facts herein are true.

Business Filings Incorporated, Incorporator
Mark Williams, A.V.P.

Dated: October 19, 2020

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:22 PM 10/19/2020
FILED 04:22 PM 10/19/2020
SR 20207904842 - File Number 3917744